Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173731

AXA Equitable Life Insurance Company

Supplement dated February 4, 2013 to the current prospectuses and supplements to the prospectuses for:

•	Income Manager® Accumulator®
•	Accumulator® (IRA, NQ, QP)
•	Accumulator®
•	Accumulator® Elite
•	Income Manager® Rollover IRA
•	Accumulator® Plus
•	Accumulator® Select
•	Accumulator® Series

This Supplement modifies certain information in the above-referenced current Prospectuses, Supplements to the Prospectuses and Statements of Additional Information, as previously supplemented (together the ‘‘Prospectuses’’). You should read this Supplement in conjunction with the Prospectuses and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectuses remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectuses. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding certain Portfolio substitutions. The Portfolios discussed below may not be available in all contracts. Please note the following:

1.	Changes to Portfolios of AXA Premier VIP Trust and EQ Advisors Trust

A.	Portfolio Substitutions — Combination of certain variable investment options

On or about May 20, 2013, subject to regulatory approval, interests in certain variable investment options (the ‘‘surviving options’’) will replace interests in current variable investment options (the ‘‘replaced options’’), as listed in the table below. We will move the assets from each replaced option into the applicable surviving option at relative net asset value. We will also automatically direct any contributions made to a replaced option to the applicable surviving option. Any allocation election to a replaced option will be considered as an allocation election to the applicable surviving option. In addition, if you are enrolled in any optional rebalancing program, any election to rebalance with respect to a replaced option will be considered as a rebalancing election to the applicable surviving option.

You may transfer your account value among the investment options, as usual. These transfers will not count against the limit (if any) on the number of transfers permitted under your contract. However, we may impose restrictions on transfers to prevent or limit disruptive transfer and other ‘‘market timing’’ activities by contract owners or agents of contract owners as more fully described in “Disruptive transfer activity” under “Transferring your money among investment options.” Any contract value remaining in a replaced option on the substitution date will be transferred to the corresponding surviving option. Please note that AXA Equitable will bear all expenses related to the substitutions, and it will have no tax consequences for you. Please contact the customer service center referenced in your Prospectus for more information about these options and for information on how to transfer your contract value.

The following is a list of each Replaced Portfolio(s) and its Surviving Portfolio.

Replaced (Current) Portfolio Name(s)	Surviving (New) Portfolio Name
Multimanager Mid Cap Growth	AXA Tactical Manager 400(1)
Multimanager Small Cap Growth Multimanager Small Cap Value	AXA Tactical Manager 2000(1)
EQ/PIMCO Ultra Short Bond	EQ/AllianceBernstein Short Duration Government Bond(1)
EQ/Global Bond PLUS Multimanager Multi-Sector Bond(*)	EQ/Core Bond Index
EQ/Oppenheimer Global	EQ/Global Multi-Sector Equity
EQ/MFS International Growth Multimanager International Equity	EQ/International Core PLUS
EQ/Capital Guardian Research EQ/Davis New York Venture EQ/Lord Abbett Large Cap Core EQ/UBS Growth and Income Multimanager Large Cap Core Equity	EQ/Large Cap Core PLUS

IF
Accum Pre ’02 – Accum 7.5	#475818

Replaced (Current) Portfolio Name(s)	Surviving (New) Portfolio Name
EQ/Equity Growth PLUS EQ/Montag & Caldwell Growth EQ/T. Rowe Price Growth Stock EQ/Wells Fargo Omega Growth Multimanager Aggressive Equity(*)	EQ/Large Cap Growth PLUS
EQ/BlackRock Basic Value Equity(**) EQ/Boston Advisors Equity Income(**) EQ/JPMorgan Value Opportunities(**) EQ/Van Kampen Comstock(**) Multimanager Large Cap Value(**)	EQ/Large Cap Value PLUS
Multimanager Mid Cap Value	EQ/Mid Cap Value PLUS
Multimanager Core Bond	EQ/Quality Bond PLUS
(1)	The Surviving Portfolio is new to your contract and will be added to the Prospectus as of the date the substitution occurs.
(*)

If you own Income Manager® Accumulator® or Income Manager® Rollover IRA, the “Replaced (Current) Portfolios” are Class A shares in the AXA Premier VIP Trust and will be replaced with Class IB shares of the Surviving Portfolio in the EQ Advisors Trust.

(**)

If you own Income Manager® Accumulator® or Income Manager® Rollover IRA, the “Replaced (Current) Portfolios” are Class B shares in the AXA Premier VIP Trust or Class IB shares in the EQ Advisors Trust and will be replaced with Class IA shares of the Surviving Portfolio in the EQ Advisors Trust.

B.	Important information about the effective annual roll-up rate credited to your guaranteed minimum death benefit base and guaranteed minimum income benefits base

For the purposes of calculating any applicable guaranteed minimum death benefit base or guaranteed minimum income benefit base (hereinafter, “benefit base”) that is computed based on an annual roll-up rate, the effective annual roll-up rate credited to your benefit base for each surviving option will not be less than the replaced option. For more information about these benefits, please see “Contract features and benefits” in your Prospectus, or your contract, or consult with your financial professional.

Accumulator® Series and Income Manager® are issued by and are registered service marks of AXA Equitable Life Insurance Company (AXA Equitable).

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC

1290 Avenue of the Americas

New York, NY 10104

Copyright 2013 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

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